FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **September 8, 2004**

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



Equant Names Benoît Merel as Acting CFO

WASHINGTON and PARIS (Sept. 7, 2004) - Effective Sept.10, 2004, Benoît Merel will become acting chief financial officer at Equant. He replaces Jacques Kerrest who is leaving Equant to pursue other opportunities.

Merel has a strong international background in the telecom industry and has held several executive finance functions. He served as head of the Controlling Department of France Telecom Group since January 2000. He held various positions of responsibility at France Telecom and at the audit firm Mazars, where he managed major financial aspects, such as controlling, long term planning, budgeting and financial reporting.

Merel will remain acting CFO until the appointment of a new CFO**.**

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications infrastructure services for multinational businesses. Equant combines its network expertise - including unmatched seamless network reach in 220 countries and territories and local support in approximately 165 countries - with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses. Equant, a subsidiary of France Telecom, was named Best Global Carrier 2003 and Best Managed Service 2003 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

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CONTACTS:

Equant Media Relations	**Equant Investor Relations**

<u>Global and Europe</u>
Frédéric Gielec
+33 1 46 46 2189
frederic.gielec@equant.com

<u>North and Latin America</u>
Elizabeth Mayeri
+1 212 332 2115
elizabeth.mayeri@ftna.com

<u>Asia Pacific Australasia</u>
Shirley Ng
+65 6335 6730
shirley.ng@equant.com

<u>Online Pressroom</u>
htt://www.equant.com/press

<u>Europe</u>
Ashley Rayfield
+44 208 321 4581
ashley.rayfield@equant.com

France
Isabelle Guibert
+33 1 46 46 99 53
isabelle.guibert@equant.com